United States securities and exchange commission logo





                             November 17, 2022

       Donald Klein
       Chief Financial Officer
       Spruce Power Holding Corporation
       47000 Liberty Drive
       Wixom, MI 48393

                                                        Re: Spruce Power
Holding Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Form 8-K furnished
November 9, 2022
                                                            File No. 001-38971

       Dear Donald Klein:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 46

   1. We note that you identified material weaknesses in your internal control over financial reporting for the year
ended December 21, 2021. However, it does not appear as though you have included
management's report on internal control over financial reporting, including an explicit
conclusion whether your ICFR was effective or not effective. Please revise to include this
management's report and a statement as to whether or not internal control over financial
reporting is effective in accordance with Item 308(a) of Regulation
                                                        S-K.
 Donald Klein
FirstName LastNameDonald  Klein
Spruce Power Holding Corporation
Comapany 17,
November  NameSpruce
              2022     Power Holding Corporation
November
Page 2    17, 2022 Page 2
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue, page F-12

2.       Your disclosure indicates that you recognize revenue from XL Grid
Solutions    when
         persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and the company has the right to payment for the transferred asset.
         However, you also note in the preceding sentence that transfer of control is upon the acceptance and certification of project completion by both the end customer and the utility. Please note that under ASC 606, revenue should be recognized upon completion of the performance obligation in accordance with ASC 606-10-05-4.e and ASC 606-10-
         25-30. In this regard, please tell us and revise to disclose if this acceptance and certification occurs prior to the recognition of revenue.
Note 24. Retirement Plan, page F-35

3. Please revise to include the amount of expense for each year presented related to the
         401(k) plan in accordance with ASC 715-70-50-1.
Form 10-Q for the Quarter Ended September 30, 2022

Note 3. Business Combinations, page 18

4.       We note your disclosure that the September 2022 acquisition of Spruce
Power was
         accounted for as a business combination under ASC 805. Please explain to us, and revise future filings to disclose how you determined the accounting acquirer in this transaction.
         As part of your response and revised disclosure, please refer to the guidance in ASC 805-
         10-55-10 through 55-15.
Form 8-K furnished November 9, 2022

Exhibit 99.1
Consolidated Financial Results, page 2

5. We note that you discuss Adjusted EBITDA prior to Net loss. To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your
         Non-GAAP results after your discussion and analysis of GAAP results. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure
         Interpretations on Non-GAAP Measures.
Subscriber Value Metrics, page 5

6. We note that you present certain metrics including Gross Contracted Subscriber Value,
         Gross Renewal Subscriber Value and Uncontracted Renewable Energy Credits, which are totaled to present a Gross Total Subscriber Value metric. Please tell us and revise future
 Donald Klein
Spruce Power Holding Corporation
November 17, 2022
Page 3
         filings to disclose the reasons why the metric is useful to investors, how management uses the metric, and if there are estimates or assumptions underlying the metric or its
         calculation, disclosure of such items if it   s necessary for the
metric not to be misleading.
         See guidance in SEC Release No. 33-10751 Commission Guidance on
Management   s
         Discussion and Analysis of Financial Condition and Results of
Operations.
Segment Results, page 7

7.       We note that you present    as adjusted    segment results and from
the tables presented, it
         appears as though only certain amounts are adjusted. In addition, the "as adjusted"
         amounts are not identified as non-GAAP measures. Please revise to clearly identify the
         "as adjusted" amounts and provide clear reconciliations for each non-GAAP measure detailing the nature and amount of each adjustment and provide all disclosures required by
         Item 10(e)(1)(i)(A) of Regulation S-K for each non-GAAP measure presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameDonald Klein                                 Sincerely,
Comapany NameSpruce Power Holding Corporation
                                                               Division of
Corporation Finance
November 17, 2022 Page 3                                       Office of
Manufacturing
FirstName LastName